

April 26, 2016

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen P.C.
551 Fifth Avenue
New York, NY 10176

> **Re: Boingo Wireless, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 18 by Ides Capital Management LP et al.**
> **File No. 1-35155**

Dear Mr. Davis:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the proxy statement unless otherwise indicated.

Preliminary Proxy Statement

General

1.   We note that the first paragraph of the proxy statement defines the term "Ides" to include not only the Ides Entities but also the 4 individuals referenced therein, including the Nominees. We also note disclosure on the bottom of page 10 indicating that "…the Nominees have no relationship with Ides, financial or otherwise, that would affect their ability to fulfill their fiduciary duties to stockholders." In addition, we note disclosure in the letter to shareholders and elsewhere that indicates that "Ides" beneficially owns a total of 153,577 shares of common stock of the Company. Given the statements above, please revise:

- the first paragraph of the letter to shareholders and the first page of the proxy statement to clarify that none of the Ides Entities holds any shares of the Company's common stock; and

- the disclosure on page 10 that appears to conflate the term "Ides" with the term "Ides Entities."

Background to the Solicitation, page 4

2. Disclosure in this section states that "counsel for the Company informed Ides that the Company's directors now wanted to condition direct settlement discussions between Ides and the Company on execution of a document prohibiting disclosure of what was said." It is our understanding that Mr. David Hagan, Boingo's Chief Executive Officer, clarified that settlement negotiations between Boingo and the participants were not conditioned on execution of such a document. Please advise or revise.

Reasons for the Solicitation, page 8

3. Refer to the first paragraph of this section. As it appears that none of the Ides Entities holds any shares of the Company's common stock, please advise why the first two sentences of this paragraph are relevant to the discussion that follows.

Election of Directors, page 12

4. We note the statement on page 13 that, "in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed [GOLD] proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company's bylaws and applicable law." Please confirm for us that should the participants nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information that the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions